Exhibit 99.2

Market Update
May 10, 2024

Kalibra Intentional Health Application Launches with AHI Integrated Biometric Screening.

Highlights

●	Kalibra launches with AHI’s biometrics, enabling precision health monitoring and personalised journeys.

●	Partnership transforms health management with AI-driven biometrics, diagnostics, analytics, and machine learning.

●	Kalibra platform tracks multiple data sources for holistic well-being and personalised actions.

●	Collaboration empowers health professionals with real-time monitoring and data analytics for proactive care.

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (‘AHI’ or ‘the Company’) is pleased to update shareholders that Singapore-based Kalibra Pte Ltd (“Kalibra”) have launched the latest iteration of its suite of health applications, leveraging AHI’s advanced diagnostics capabilities.

Kalibra has successfully integrated AHI’s biometric scanning technology into the Kalibra platform, further extending its capability for precision health monitoring and enabling purpose-driven health. This partnership is set to transform proactive health and longevity management by melding AHI’s innovative diagnostic and risk assessment technologies with Kalibra’s analytical capabilities and employing machine learning and inferential statistics to quantify health and turn data into action. This alliance heralds a future where personalised healthcare is a concept and a reality, enabling individuals to navigate their health journeys with precision and insight.

The Kalibra platform has been purpose-built to power a new era of health and augmented-intelligence-assisted decision support personalisation and augmented-intelligence-assisted decision support. The connected consumer demands an integrated, holistic health picture that takes all the data available about them in a single, coherent image. Kalibra leverages the latest AI technology to seamlessly incorporate nutrition, exercise, sleep, mindfulness, relationships, and personal growth into a journey toward improved healthspan.

Kalibra’s core purpose is to leverage time as the most valuable asset by offering a personalised health journey crafted by a team of scientists, practitioners, AI experts, and optimists. Kalibra utilises real-time, composable data to provide targeted advice for behavioural change, recognising the individuality of health needs. The platform’s innovation lies in its real-time tracking and AI-driven analysis of data from various sources, including wearables and AHI’s proprietary scans, to identify the most impactful actions for an individual’s health. By understanding and correcting imbalances across the six pillars, Kalibra aims to deliver a comprehensive approach to achieving and maintaining optimal well-being in all life’s dimensions.

Kalibra’s platform is globally accessible to health practitioners and their clientele through Business-to-Business (B2B) and Business-to-Consumer (B2C) onboarding strategies. In key markets such as the United States, United Kingdom, Canada, and Australia, Kalibra provides a tailored white-label solution, allowing large organisations to integrate the Kalibra-AHI platform seamlessly.

This strategic offering positions these entities to deliver a comprehensive digital health and longevity experience tailored to the needs of their own brand.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Update
May 10, 2024

As a trainer or coach partnering with Kalibra, you are empowered to provide continuous, 360-degree care to your clients. The platform offers real-time client health monitoring, integrating physical, mental, social, and emotional health metrics and advanced telemetry and genetic data. The AI-driven platform identifies the clients’ highest-value actions and adapts to your client’s lifestyle, offering 24/7 monitoring for preventative care. Customisable assessments allow personalised wellness plans, fostering long-term habit formation and scaling practice with powerful data analytics. Kalibra engages and motivates clients with intuitive visual scorecards and personalised insights and celebrates their progress.

Ivan Vatchkov - CEO of Kalibra, said:

“This collaboration heralds the dawn of Healthcare 3.0, marrying AHI’s sophisticated technology with Kalibra’s dynamic scientific approach to forge a new era in healthcare. We’re pioneering a path where preventive health and longevity services are accessible in every home. Our combined efforts will empower health systems and professionals with a real-time health application, transforming care delivery. By personalising care and harnessing the power of digital assessments and predictive analytics, we’re not just innovative; we’re revolutionising the patient-care paradigm, enabling health professionals to focus more on healing and less on administrative tasks.”

About Kalibra: Your Partner in Personalized Health and Longevity

Kalibra is more than just a platform; it’s your partner in the quest for a richer, fuller life. Our essence is to provide you with more than mere moments; we aim to expand your time itself. The ethos of Kalibra is crafted by an eclectic team of experts who believe that a well-lived life is the ultimate achievement. From scientists to technologists, storytellers to strategists, each brings a unique perspective to your health journey, offering a symphony of skills that fine-tune your path to wellness.

Our mission is to arm you with an integrated health portrait painted with the broad strokes of AI-driven insights and the fine lines of personalised data. This portrait is not static; it evolves with real-time precision, enabling you to manage, prevent, and pivot as your health journey unfolds. Kalibra is dedicated to unlocking your healthspan, with a conviction that health exists on a spectrum that demands a customised approach.

Kalibra’s approach to longevity is built on the understanding that mental, physical, and social facets of health are inextricably linked, influencing and enhancing one another. We’re not just about extending years; we’re about enriching them, drawing on the full range of human health and potential. We transform data into actionable steps, turning the complex science of longevity into an accessible, intuitive, and actionable plan.

As we invite you to embark on this journey with Kalibra, you’re not just adopting a health app; you’re engaging with a philosophy that appreciates the intricacies of modern health. You’re connecting with a vision that sees beyond the horizon of traditional healthcare to a future where every individual is empowered to navigate their wellness with clarity and confidence. Welcome to the new era of health optimisation. Welcome to Kalibra.

For more information on Kalibra, please visit https://kalibra.ai/.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Update
May 10, 2024

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“The collaboration with Kalibra marks a transformative moment in health technology. This synergy between AHI’s health assessment technology and Kalibra’s intentional health capabilities offers users unprecedented access to real-time, holistic health assessments. It’s a pivotal step that amplifies Kalibra’s commitment to prolonging healthspan and showcases the precise reasoning behind AHI’s dedication to elevating health intelligence on a global scale.

The integration sets a new standard for personalised healthcare, empowering both consumers and health professionals with unparalleled insights into their health, wellness and lives.”

The pricing for the AHI technology integrated into the Kalibra application has been agreed as follows: USD$5.00 per user per month for FaceScan and BodyScan, limited to 30 non-accumulative scans per month. Additionally, the Biometric Health Assessment (BHA) price is set at USD$10 per month per assessment or a 50/50 revenue share when sold at a price greater than USD$20.00.

The Chairman and Chief Executive Officer of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

AHI offers a cutting-edge, mobile phone-based health screening solution that enables individuals to undergo comprehensive health assessments and risk stratification. Utilising mobile phone technology, individuals can easily conduct a single scan or a series of scans to identify established risk markers for various health conditions. The resulting data is then shared with healthcare providers, insurers, employers, and government agencies, facilitating timely triage and appropriate care pathway allocation.

Over the past decade, AHI has been at the forefront of health-tech innovation, pioneering the use of smartphones in digital-first healthcare. Our journey began with the groundbreaking development of the world’s first on-device body dimensioning capability. Since then, we have continued to evolve and adapt our solutions to meet the dynamic needs of healthcare providers, who are dedicated to delivering high-quality patient care and early intervention for escalating health conditions. AHI’s patented technology has enabled us to push the boundaries of early intervention through digital healthcare, offering a suite of modular solutions that are transforming the industry.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Update
May 10, 2024

AHI has assembled a team of experts in machine learning, artificial intelligence, computer vision, and medically trained data scientists to develop and deploy this cutting-edge risk assessment tool. This comprehensive solution encompasses:

●	Anthropometric and body composition analysis to identify obesity-related comorbidities, including diabetes risk stratification.

●	Predictive modelling of blood biomarkers, including HbA1C, HDL, LDL, and 10-year mortality risk estimation.

●	Transdermal Optical Imaging technology is used to assess vital signs non-invasively and provide risk stratification for cardiovascular disease.

●	On-device dermatological image analysis for identifying over 588 skin conditions across 133 categories, including melanoma detection.

●	Personalised therapeutic and non-therapeutic health coaching to promote healthy habits and enhance health literacy.

AHI has developed a biometrically driven triage solution using only a smartphone. This solution enables the identification of health risks across populations and directs individuals to appropriate care pathways for proactive health management. The technology provides cost-effective health access to billions of smartphone users worldwide, empowering these individuals to take charge of their health journey and improving health outcomes globally.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

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